January 17, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (612)667-6082

John G. Stumpf
Chief Executive Officer
Wells Fargo & Co.
420 Montgomery Street
San Francisco, CA 94163

> **Re: Wells Fargo & Co.**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 01-2979**

Dear Mr. Stumpf:

We have reviewed your response letter dated November 30, 2007 and have the following comment. Please respond to our comments by January 31, 2008 or tell us by that time when you will provide us with a response. The comments requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 47

1. In your response to prior comments 1 and 2, you discuss the disclosure provided in your compensation discussion and analysis which discusses your threshold performance targets, the "knockout" target and other factors that the Committee considered in making awards to the named executive officers in 2006. Please disclose all material performance targets, including material subtargets, or provide the analysis of how disclosure of particular targets could cause competitive harm as called for by prior comment 1. Furthermore, please expand your analysis of the committee's determinations to clarify, if true, that the ultimate award amounts were the result of subjective weighting of factors, including the peer compensation analysis, the corporate level performance and the quantitative and qualitative performance objectives of the named executives with business group level responsibilities. In particular, please clarify in your Compensation Discussion and Analysis how the Committee's determinations yielded the results presented in the compensation table, particularly with relation to the target and

maximum award amounts presented in conjunction with the Grants of Plan Based Awards table.

2. In your response to prior comment 2, you indicate that you did not disclose or analyze the performance of named executive officers with regard to the established performance criteria for their business groups because such information could not be reconciled to your GAAP presentation included as part of your annual report. To the extent that performance to individual and group quantitative objectives is a material factor that affected the compensation of the named executive officers, those results should be presented and analyzed in order to present a complete picture of the factors which impacted the Committee's compensation award decisions. Therefore, we reissue prior comment 2. Please confirm that you will disclose and analyze all material performance factors used in setting the incentive based portion of the named executives compensation packages.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel